PRECISION SECURITIES, LLC

**Financial Statements
with
Report of Independent Registered Public Accounting Firm**

December 31, 2018

PRECISION SECURITIES, LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Precision Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16885 Via Del Campo Ct., Suite 120
(No. and Street)

San Diego, CA 92127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn Turner (858) 673-6653
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co.
(Name - if individual, state last, first, middle name)

1551 N Tustin Ave., Suite 1000	Santa Ana	California	92705
(Address)	*(City)*	*(State)*	*(Zip Code)*

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Shawn Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Precision Securities,, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

President

Signature, Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document and not the truthfulness, accuracy, or validity of the account.

State of California, County of San Diego

Subscribed and sworn to (or affirm) before me on this 28th day of February, 2019, by, Shawn Turner

Proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

MAUREEN E. O'CONNOR
Notary Public - California
San Diego County
Commission # 2176987
My Comm. Expires Jan 21, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm

RonaldBlue&Co.™
CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Precision Securities, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Precision Securities, LLC (the Company) as of December 31, 2018, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

Precision Securities, LLC
San Diego, California
Page 2

Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Precision Securities, LLC's auditor since 2016.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 28, 2019

Precision Securities, LLC

Statement of Financial Condition

December 31, 2018

ASSETS

Cash and cash equivalents	$ 1,414,730
Deposits with clearing organizations	1,291,483
Commissions receivable	1,939,569
Prepaid expenses and other	336,510
Furniture and equipment, less accumulated depreciation of $96,797	3,199
Total assets	$ 4,985,491

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 1,311,953
Commission payable	91,888
Subordinate loan and interest	767,500
Total liabilities	$ 2,171,341
Members' equity	
Total members' equity	2,814,150
Total liabilities and members' equity	$ 4,985,491

Precision Securities, LLC

Statement of Income

For the Year Ended December 31, 2018

Revenues	
Commission on listed equity securities	$ 7,912,722
Commission on listed options	138,576
All other securities commissions	10,096,312
Other revenue	16,075,316
Total revenues	34,222,926
Expenses	
Employment expense	14,000
Other employee compensation and benefits	2,472,709
Commissions paid to other broker-dealers	4,497,659
Other expenses	12,241,540
Total expenses	19,225,908
Income before income taxes	14,997,018
Income tax expense	6,590
Net income	$ 14,990,428

Precision Securities, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

Balance, beginning of year	$ 3,309,324
Distributions	(15,485,602)
Net income	14,990,428
Balance, end of year	$ 2,814,150

Precision Securities, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2018

As of the audited year ended December 31, 2018, $750,000 of subordinated liabilities or agreements exist in the financial statements of Precision Securities, LLC.

Precision Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 14,990,428
Adjustments to reconcile net income	
to net cash provided by operating activities	
Depreciation	1,364
Accrued interest	(2,219)
Changes in operating assets and liabilities	
Commission receivable	52,153
Deposits with clearing organizations	(36,997)
Prepaid and other assets	(72,352)
Accounts payable	240,147
Commission payable	19,483
Net cash provided by operating activities	15,192,007
Cash flows from financing activities	
Capital distributions	(15,485,602)
Net cash used in financing activities	(15,485,602)
Net increase in cash	(293,595)
Cash and cash equivalents,	
Beginning of year	1,708,325
End of year	$ 1,414,730
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Taxes	$ 6,590
Interest	$ -

There were no investing activities, non-cash financing, or non-cash investing that occurred during the year ended December 31, 2018.

PRECISION SECURITIES, LLC

Notes to Financial Statements

December 31, 2018

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Precision Securities,, LLC (the "Company"), is a limited liability company under the laws of the State of California. Under the Articles of Organization, the Company shall automatically terminate on March 7, 2025. Members may elect to terminate the Company sooner or continue the Company upon termination as provided in the Articles. Net profit and losses shall be allocated to members in proportion to their membership interests. However, to the extent that loss allocations create a negative capital balance, such losses shall be allocated to other members with positive capital balances based on their membership interests.

   The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

   Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to five years).

   Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

   Income Taxes Income taxes, if any, are the liability of the individual members. Accordingly, no provision for federal income taxes is reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies. The Company is subject to audit by the taxing agencies ending December 31, 2013, 2014, 2015, 2016, and 2017.

   Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

PRECISION SECURITIES, LLC

Notes to Financial Statements

December 31, 2018

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

   Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2018 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2018.

   Commissions Receivable. Commission receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

2. **FURNITURE AND EQUIPMENT**

Furniture and equipment	$ 99,996
Less: Accumulated Depreciation	96,797
	$ 3,199

   Depreciation expense for the year ended December 31, 2018 was $1,364.

3. **SUBORDINATED LOAN**

   On March 30, 2017, the Company borrowed from an unrelated party $750,000 at 4.00% interest. There are no monthly payments required. The loan is due in full including accrued interest on May 1, 2019. As of December 31, 2018, the outstanding balance is $750,000, plus $17,500 of accrued interest.

4. **COMMITMENTS AND CONTINGENCIES**

   Operating Lease. The Company leases office space under a lease agreement that expires in December 2019. Rent expense was $76,530 for the year ended December 31, 2018. A $3,514 security deposit is held by the landlord pursuant to the lease agreement. Future minimum lease payments for year ended December 31, 2019 is $45,189.

   Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2018, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

5.   **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2018 was .44 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2018, the Company had net capital of $3,215,787 which was $3,115,787 in excess of the amount required by the SEC.

6.   **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

7.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the statement of financial condition date through February 28, 2019 the date at which the financial statements were issued, and determined there are no other items to disclose.

PRECISION SECURITIES, LLC

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2018

	Audited	Focus
Total members' equity	$ 2,814,150	$ 2,814,150
Add liabilities subordinated to claims	750,000	750,000
Less non-allowable assets		
Other receivables	93,283	93,283
Furniture and equipment	3,199	3,199
Prepaid and other assets	251,682	251,682
Net capital before haircuts on security positions	3,215,986	3,215,986
Less haircuts on security positions		
Other securities	199	199
Net capital	3,215,787	3,215,787
Minimum net capital required	100,000	100,000
Excess net capital	$ 3,115,787	$ 3,115,787
Total aggregate indebtedness	$ 1,421,341	$ 1,421,341
Ratio of aggregate indebtedness to net capital	.44	.44

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2018.

See report of independent registered public accounting firm.

PRECISION SECURITIES, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2018; and a reconciliation to that calculation is not included herein.

PRECISION SECURITIES, LLC

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

RonaldBlue&Co.
CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Precision Securities, LLC
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Precision Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 28, 2019

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

precision
S E C U R I T I E S LLC

16885 Via Del Campo Ct., Suite 120 • San Diego, CA 92127
Toll Free: (877) 757-8832 • Phone: (858) 673-6653 • Fax: (858) 673-0227

U.S. Securities and Exchange Commission
444 South Flower Street, Suite 900
Los Angeles, CA 90071

To Whom It May Concern:

Precision Securities, LLC Exemption Report

Precision Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):

(2)(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

I, Shawn Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____
Title: Chief Executive Officer
Date: January 28, 2019

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED UPON PROCEDURES

To the Members
Precision Securities, LLC
San Diego, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Precision Securities, LLC (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

Precision Securities, LLC
San Diego, California
Page 2

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 28, 2019

PRECISION SECURITIES, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
Wire	7/31/2018 SIPC		$ 14,464.00
1220	1/28/2019 SIPC		16,444.00
		Total payments made	$ 30,908.00